SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                    THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of November, 1998

                         DAIMLER-BENZ CORPORATION
              (Translation of registrant's name into English)

                 EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                  (Address of principal executive office)

           [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                Form 20-F    X               Form 40-F

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                Yes                          No     X

           [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________]

 THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 OF DAIMLERCHRYSLER AG, AS SUCCESSOR CORPORATION TO DAIMLER-BENZ AKTIENGESELLSCHAFT (REGISTRATION NO. 333-60767), THE REGISTRATION STATEMENT ON FORM F-3 OF DAIMLER-BENZ AKTIENGESELLSCHAFT AND DAIMLER-BENZ NORTH AMERICA CORPORATION (REGISTRATION NO. 333-9328 ) AND THE REGISTRATION STATEMENT ON FORM S-3 OF CHRYSLER CORPORATION (REGISTRATION NO. 333-64195).



                       ADDITIONAL RECENT DEVELOPMENTS

      In parallel with its European partners and with express support from the governments of the United Kingdom, France and Germany, Daimler-Benz Aerospace has indicated that it would welcome the creation of a European Aerospace and Defense Company (EADC). In this regard, in-depth discussions are being held with all European partners seeking to determine possible ways to achieve this goal. Since these discussions have not yet produced any definitive results, it is premature to identify possible structures. There is no assurance concerning the likelihood or timing of achieving an agreement with respect to the creation of EADC.

           Two shareholders of Daimler-Benz have filed motions with the local district court in Stuttgart requesting that Daimler-Benz be ordered to provide certain information which, according to those shareholders, was not made available at the special meeting held on September 18, 1998. Daimler-Benz intends to defend these claims vigorously.



                                 SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              DAIMLER-BENZ AKTIENGESELLSCHAFT



                              By: /s/ ppa. Hans-Georg Bruns
                                 ----------------------------
                              Name:  Dr. Hans-Georg Bruns
                              Title: Senior Vice President



                              By: /s/ i.V. Friedrich Lauer
                                 ----------------------------
                              Name:  Friedrich Lauer
                              Title: Vice President


 Date: November 5, 1998